

November 10, 2011

<u>Via E-mail</u>
Mr. James Miller
Chief Financial Officer
Barrett Business Services, Inc.
8100 NE Parkway Drive
Suite 200
Vancouver, WA 98662

      Re: **Barrett Business Services, Inc.**
             Form 10-K for the fiscal year ended December 31, 2010
             Filed April 1, 2011
             File No. 0-21886

Dear Mr. Miller:

We have reviewed your response letter dated October 11, 2011 and your filings and have the following comments. As noted in our letter dated June 30, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Goodwill and intangible assets, page F-9

1. We note your response to comment one from our letter dated September 26, 2011. Your statement that your branches "have discrete (albeit limited) financial information" which is provided to the CODM but "is not regularly reviewed by the CODM" is not sufficient evidence to support your conclusion that branches are components, and not your operating segments. In this regard, we note that branch reports are produced weekly, contain significantly detailed information, including margins, and are provided to the CODM for his review. Therefore, we believe that all of the branches in the CODM reports constitute separate operating segments under ASC 280.

If you believe any of the branches can be aggregated into a single operating segment under paragraph 50-11 of ASC 280-10, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraph 50-11, please provide us with an analysis that includes historical and projected revenues, margins, and margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 50-12 through 50-15 of ASC 280-10, please provide us an analysis to support your position.

2. Additionally, since each branch is an operating segment, it appears that at a minimum, each branch would be a separate reporting unit pursuant to ASC 350-20-35-33. Please revise or advise.

Fair Value of Financial Instruments and Concentration of Credit Risk, page F-17

3. We note your response to comment two from our letter dated September 26, 2011, including statements from your proposed disclosure that "… the Company utilizes the services of an independent third party. The third party's fair value assessment is based upon observable market prices in less active markets or quoted market prices for securities with similar credit characteristics and rates traded in an active market."   As previously requested, please describe the particular valuation methodology to which you apply the Level 2 inputs to determine the fair value of municipal and corporate bonds and variable rate demand notes. Since you disclose that you use brokers or pricing services to assist you in determining fair values, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services
- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurement, and to ensure that you properly classified your assets in the fair value hierarchy.

Please provide us your proposed disclosure.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.   Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director